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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-18 (MM/DD/YY) AND ENDING 12-31-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W Olive Ave, Ste 300
(No. and Street)

Burbank	CA	91505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary K. Ching 818 827-7132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

NPB Financial Group, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2018

OATH OR AFFIRMATION

I, Gary K. Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

Please see Attached.

Signature

VP/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ______________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } ss.

☑ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______

Signature of Affiant No. 1 | Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 15 (Date) day of February (Month), 2019 (Year), by

(1) Gary K Ching
Name of Affiant No. 1

(2) ______
Name of Affiant No. 2 **(Strike if not applicable)**

NAIRA NAZARIAN
Notary Public - California
Los Angeles County
Commission # 2180744
My Comm. Expires Jan 22 2021

Place Notary Seal Above

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 02/15/2019 Number of Pages: 3

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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ID 18548E (Rev 12/2014) (098P)

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of NPB Financial Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

NPB Financial Group, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	915,548
Clearing broker deposit		25,000
Commissions receivable		635,749
Other receivable		10,577
Prepaid expenses		13,499
Other assets and deposits		6,400
Organization costs, net of accumulated amortization of $10,543		1,757
Furniture, fixtures and equipment net of accumulated depreciation of $67,555		15,079
Total Assets	**$**	**1,623,609**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	124,953
Advisory fees payable		536,006
Commissions payable		265,926
Deferred income		43,500
Unsecured debt		224
Total Liabilities		970,609
Members' Equity		653,000
Total Liabilities and Members' Equity	**$**	**1,623,609**

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Income
For The Year Ended December 31, 2018

Revenues		
Commissions	$	7,773,428
Advisory fees		4,122,178
Interest income		1,070
Other income		729,026
Total Revenues		12,625,702
Direct Costs		
Advisory fee expense		3,883,388
Commissions expense		7,143,721
Clearing expense		106,750
Communications		32,985
Total Direct Costs		11,166,844
Gross Profit		1,458,858
Operating Expenses		
Computer and software expenses		179,035
Depreciation and amortization		8,604
Dues and subscriptions		14,215
Education		103
Insurance		123,635
Interest expense		1,851
Legal and professional fees		48,027
Meetings and conferences		27,377
Office supplies		7,725
Payroll processing		13,208
Pension plan contribution		39,275
Registration and regulatory fees		52,175
Rent		81,368
Salaries, wages and related expenses		816,050
Travel and entertainment		15,269
All other		4,575
Total Operating Expenses		1,432,492
Income before tax provision		26,366
Income tax provision		12,590
Net Income	$	**13,776**

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Changes In Members' Equity
For The Year Ended December 31, 2018

	Total
Balance December 31, 2017	$ 639,224
Net Income	13,776
Balance December 31, 2018	**$ 653,000**

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Changes in Financial Condition
For The Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	13,776
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		8,604
(Increase) decrease in commission receivable		(117,970)
(Increase) decrease in other receivable		(580)
(Increase) decrease in other assets and deposits		(30)
(Increase) decrease in prepaid expenses		13,474
Increase (decrease) in accounts payable		(69,281)
Increase (decrease) in advisory fees payable		34,280
Increase (decrease) in commissions payable		(95,636)
Increase (decrease) in deferred income		(6,500)
Increase (decrease) in unsecured debt		77
Net cash flows used in operating activities		(219,786)
Cash Flows from Investing Activities		
Purchase of equipment		(5,601)
Net cash flows used in investing activities		(5,601)
Cash Flows from Financing Activities		
Net cash flows used in financing activities		-
Net increase (decrease) in cash		(225,387)
Cash at December 31, 2017		1,140,935
Cash at December 31, 2018	$	**915,548**

Supplemental Information		
Interest paid	$	1,851
Income taxes paid	$	12,590

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities and as an investment advisor under the 1940 Investment Advisors Act as amended. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed both in advance and arrears, at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. NPB records as earned fixed insurance contract commissions, due diligence fees and marketing allowances from alternative investment agreements.

Organization Costs – Costs incurred in connection with the formation of the Company are being amortized over fifteen (15) years. The amortization expense for the year ended December 31, 2018 was $879.

Note 2 – Significant Accounting Policies (continued)

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year ended December 31, 2018 was $7,725.

Note 3 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts. The amount greater than the FDIC limit at December 31, 2018 was $415,548.

Note 5 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $579,976 which was $515,269 in excess of its required net capital of $64,707. The Company's net capital ratio was 1.67 to 1.

Note 6 – Provision for Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2018, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

Note 7 – Clearing Broker Deposit

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions and requires a minimum deposit of $25,000.

Note 8 – Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). For 2018, the Company matched 100% of the first 5% of employee contribution of all qualifying participants under the Plan for the 2018 Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $39,275 to the Plan during the year ending December 31, 2018.

Note 9 – Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

Note 10 – Operating Lease Commitments

The Company leases office space under a noncancelable operating lease expiring December 31, 2019. At December 31, 2018, future minimum lease payments under lease payments under this agreement were as follows:

2019	$ 76,800
Total	$ 76,800

Rent expense for the year ended December 31, 2018 was $73,445, including parking.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 13 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 14 – Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

Note 14 – Recently Issued Accounting Pronouncements (continued)

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 had no material impact on the company's financial statements.

NPB Financial Group, LLC
Schedule I - Computation of Net Capital Requirement
December 31, 2018

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	653,000
Nonallowable assets		
Commissions receivable - non allowable portion		(36,289)
Other assets and deposits		(6,400)
Prepaid expenses		(13,499)
Organization costs, net of accum. amortization		(1,757)
Furniture, fixtures and equipment net of accum. depr.		(15,079)
Net Capital	$	579,976
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	64,707
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	64,707
Excess Capital	$	515,269
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	482,915
Computation of Aggregate Indebtedness		
Total liabilities	$	970,609
Aggregate Indebtedness to net capital		1.67 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reoort dated December 31, 2018.

See report of independent registered public accounting firm.

NPB Financial Group, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB Financial Group, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB Financial Group, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of NPB Financial Group, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) NPB Financial Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NPB Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) NPB Financial Group, LLC stated that NPB Financial Group, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. NPB Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NPB Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 12, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

NPB Financial Group LLC

3500 W. Olive Avenue
Suite 300
Burbank, California 91505
npbfg.com

Assertions Regarding Exemption Provisions

We, as members of management of NPB Financial Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

NPB Financial Group, LLC

By:

Gary K. Ching
VP/CFO

NPB Financial Group, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of NPB Financial Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NPB Financial Group, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of NPB Financial Group, LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

NPB Financial Group, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018

		Amount
Total assessment	$	8,851
SIPC-6 general assessment Payment made on July 24, 18		(4,678)
SIPC-7 general assessment Payment made on February 6, 2019		(4,173)
Total assessment balance **(overpayment carried forward)**	$	-

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Northridge, California
February 12, 2019